UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number 1-9305

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

STIFEL FINANCIAL CORP.

One Financial Plaza

501 N. Broadway

St. Louis, Missouri 63102-2188

Issuer's telephone number, including area code 314-342-2000

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

Form 11-K Index

December 31, 2001

Independent Auditors' Report

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2001 AND 2000
AND FOR THE YEAR ENDED DECEMBER 31, 2001:

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2001:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets Held for Investment Purposes

Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of conditions under which they are required.

[Deloitte & Touche LLP letterhead]

INDEPENDENT AUDITORS' REPORT

To the Administrative Committee and Trustees of
Stifel, Nicolaus Profit Sharing 401(k) Plan
St. Louis, Missouri:

We have audited the accompanying statements of net assets available for benefits of Stifel, Nicolaus Profit Sharing 401(k) Plan (the "Plan") as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

May 17, 2002

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000

ASSETS:
Cash	$ 4,043	$ 4,043
Investments, at fair value	43,242,179	45,881,106
Employee loans receivable	832,988	799,121
Employer's contribution receivable/(payable)	(40)	10
Participants' contribution receivable/(payable)	(141)	2,190

NET ASSETS AVAILABLE FOR BENEFITS	$ 44,079,029	$ 46,686,470

See notes to financial statements.	.

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001

ADDITIONS:
Net depreciation in fair value of investments	$ (4,730,246)
Interest and dividend income	346,281
Employer's contributions	463,715
Participants' contributions	4,742,895
Other	360

Total additions	823,005

DEDUCTIONS:
Benefits paid to participants	(3,403,453)
Other	(26,993)

Total deductions	(3,430,446)

Net decrease	(2,607,441)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	46,686,470

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$ 44,079,029

See notes to financial statements.

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2001 AND 2000

1. DESCRIPTION OF THE PLAN

The following description of the Stifel, Nicolaus Profit Sharing 401(k) Plan (the "Plan") (formerly the Stifel, Nicolaus Profit Sharing Fund) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General - The Plan is a defined contribution plan covering all employees of Stifel, Nicolaus & Company, Incorporated (the "Company") and affiliates who meet the eligibility provisions of the Plan. CG Trust Company serves as the Plan trustee and custodian. CIGNA Retirement & Investment Services ("CIGNA") serves as the Plan administrator. The Plan meets the requirements of a 401(k) plan under the Internal Revenue Code of 1954, as amended. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligible Participants - Effective January 1, 2000, employees are eligible to participate in the Plan the first of the month following 31 days of employment.

Employee Contributions - Employees are eligible to contribute up to 15% of their eligible compensation in increments of 1%.

Company Contributions - The Plan includes a matching contribution by the Company which is determined at the beginning of each plan year by the Board of Directors of the Company. Effective January 1, 2000, the matching contribution for the Plan year is 50% of the first $1,000 contributed by the participant. Prior to January 1, 2000, the matching contribution for the Plan year was 50% of the first $500 contributed by the participant.

In addition, each year the Company may make a discretionary contribution based on profitability. Discretionary contributions are allocated to the participants employed on the last day of the Plan year using a combination of two methods: on a per capita basis and on the basis of participants' contributions. There was no discretionary contribution in 2001.

Loans to Participants - The Plan has a provision to allow loans to participants of the Plan if the Trustees determine a participant qualifies for such loan. The loans are limited to the lesser of $50,000 or 50% of the vested portion of the participant's accounts under the Plan. The repayment period shall not exceed five years, unless such loan is used to acquire a dwelling unit which will be used as the principal residence of the participant, in which case the repayment period shall not exceed ten years, and interest is charged at prime rate plus one percent. The borrowing participants are charged an initial processing fee and a monthly service charge for each month the loan is outstanding.

Investment Options - Upon enrollment in the Plan, a participant may direct contributions in 1% increments in any of the following investment options:

The investment options as of December 31, 2001 are as follows:
  CIGNA Charter Actively Managed Fixed Income Fund
  CIGNA Lifetime 60 Fund
  CIGNA Lifetime 50 Fund
  CIGNA Lifetime 40 Fund
  CIGNA Lifetime 30 Fund
  CIGNA Lifetime 20 Fund
  CIGNA Charter Large Co. Stock Index Fund
  AIM Value Fund
  Templeton Foreign Fund
  Stifel Financial Corp. Common Stock
  CIGNA Direct Fund
  CIGNA Charter Guaranteed Income Fund
  CIGNA Charter Large Company Stock-Growth Fund
  CIGNA Charter Small Company Stock-Growth Fund
  Invesco Dynamics Fund
  Lazard Equity Fund
  CIGNA Charter Small Company Stock-Value I Fund
  Wellington Large Company Stock Value III Fund
  Waddell & Reed Advisors Accumulative (Class A) Fund
  Dresdner RCM Large Company Stock Growth III Fund
  Wellington Midsize Company Stock Value Fund
  Artisan Partners Midsize Company Stock Growth Fund

Investment options added during the period January 1, 2001 through December 31, 2001 are as follows:
  Wellington Large Company Stock Value III Fund effective September 1, 2001
  Waddell & Reed Advisors Accumulative (Class A) Fund effective September 1, 2001
  Dresdner RCM Large Company Stock Growth III Fund effective September 1, 2001
  Wellington Midsize Company Stock Value Fund effective September 1, 2001
  Artisan Partners Midsize Company Stock Growth Fund effective September 1, 2001

For more information regarding the Plan's investment alternatives and fund performance, participants should refer to the Plan agreement and published information provided by such funds.

Participant Accounts - Participants are given the options to change their deferral percentages, change investment elections for future contributions and may transfer any existing balances among the offered funds at any time.

Vesting - The vesting period for Company contributions is based on a four year cliff vesting schedule. Participants are fully vested in their individual contributions at all times.

Payment of Benefits - Retiring participants, participants leaving the employment of the Company due to disabling illness or injury, and participants whose employment is terminated prior to retirement, disability, or death will receive the vested balance in their individual account in a lump sum, net of any outstanding loan balance. Upon death, a participant's account is paid in a lump sum to the designated beneficiary.

Forfeited Plan Assets - If a participant forfeits any unvested balances in their account, these Plan assets are reallocated, on the last day of the Plan year, first to restore forfeited Plan accounts of former participants who are reemployed and become a participant again prior to incurring five consecutive one-year breaks-in-service then to active participants in equal amounts.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on an accrual basis.

Investment Valuation - All investments are stated at fair value based upon quoted market prices except for loans to participants which are valued at cost which approximate fair value.

Other - The Plan presents in the statement of changes in net assets, the net appreciation/(depreciation) in the fair value of its investments, which consist of the realized gains or losses and the unrealized appreciation/(depreciation) on those investments.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

The Plan invests in various securities including U.S. Government securities, corporate debt instruments, and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

3. RIGHT TO TERMINATE THE PLAN

Although the Company has not expressed any intent to do so, the Company has the right to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, all participants become 100% vested in their accounts and the assets are distributed to the participants on the basis of the value of each participant's account as of the date of termination.

4. TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by the Plan administrator. Stifel Financial Corp., the parent of the Company, common stock is also an investment option.

5. INVESTMENTS

The fair value of individual investments that represent five percent or more of the Plan's net assets available for plan benefits are as follows:

	2001	2000

AIM Value Fund	$ 8,157,198	$ 9,828,721
Templeton Foreign Fund	3,192,306	3,755,453
CIGNA Direct Fund	4,468,974	4,068,368
CIGNA Charter Guaranteed Income Fund	5,521,971	5,016,858
CIGNA Charter Large Company Stock - Growth Fund	4,200,737	5,673,811
CIGNA Charter Small Company Stock - Growth Fund	5,763,520	6,572,668
Lazard Equity Fund	4,162,651	4,590,514

During 2001, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $(4,730,246) as follows:

Net Depreciation in Fair Value	2001

Mutual funds	$ (4,808,060)
Stifel Financial Corp. Common Stock	(128,237)
Self-directed fund	206,051
$ (4,730,246)

6. INCOME TAX STATUS

The Internal Revenue Service has ruled, as of the most recent determination letter dated August 15, 1995, that the Plan qualifies under Section 401(a) of the Internal Revenue Code and is, therefore, not subject to tax under present income tax laws. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.
  PLAN MERGER

  Effective January 12, 2000, the assets of the Hanifen, Imhoff Inc. Profit Sharing Plan and Trust were merged into the Stifel, Nicolaus 401(k) Plan due to the related company merger. The total assets transferred from the Hanifen, Imhoff Inc. Profit Sharing Plan and Trust were $1,097,858.

  SUBSEQUENT EVENT

Effective January 1, 2002, the Plan added a hardship withdrawal option, a catch-up contribution option, pursuant to The Economic Growth and Tax Relief Reconciliation Act of 2001, for participants ages 50 and older and changed the vesting period for Company contributions to a three year cliff vesting schedule.

* * * * * *

STIFEL, NICOLAUS PROFIT SHARING 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES DECEMBER 31, 2001
(a)	(b)	(c)	(d)
		Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value

	Identity of Issue, Borrower, Lessor or Similar Party		Fair Value

*	CIGNA Charter Actively Managed Fixed Income Fund
		Mutual Fund (8,194 shares)	$ 1,249,769
*	CIGNA Lifetime 60 Fund	Mutual Fund (987 shares)	18,444
*	CIGNA Lifetime 50 Fund	Mutual Fund (508 shares)	10,227
*	CIGNA Lifetime 40 Fund	Mutual Fund (5,267 shares)	108,480
*	CIGNA Lifetime 30 Fund	Mutual Fund (4,578 shares)	99,351
*	CIGNA Lifetime 20 Fund	Mutual Fund (2,032 shares)	44,328
*	CIGNA Charter Large Co. Stock Index Fund	Mutual Fund (23,523 shares)	1,475,966
	AIM Value Fund	Mutual Fund (167,896 shares)	8,157,198
	Templeton Foreign Fund	Mutual Fund (235,285 shares)	3,192,306
*	Stifel Financial Corp. Stock	Common Stock (121,892 shares)	1,284,460
*	CIGNA Direct Fund	Self-directed	4,468,974
*	CIGNA Charter Guaranteed Income Fund	Mutual Fund (167,176 shares)	5,521,971
*	CIGNA Charter Large Company Stock-Growth Fund	Mutual Fund (383,178 shares)	4,200,737
*	CIGNA Charter Small Company Stock-Growth Fund	Mutual Fund (327,440 shares)	5,763,520
	Invesco Dynamics Fund	Mutual Fund (73,836 shares)	1,711,711
	Lazard Equity Fund	Mutual Fund (158,745 shares)	4,162,651
*	CIGNA Charter Small Company Stock -
	Value I Fund	Mutual Fund (79,800 shares)	1,408,925
	Wellington Large Company Stock Value III Fund	Mutual Fund (14,450 shares)	140,162
	Waddell & Reed Advisors Accumulative
	(Class A) Fund	Mutual Fund (16,040 shares)	114,969
	Dresdner RCM Large Company Stock
	Growth III Fund	Mutual Fund (333 shares)	2,454
	Wellington Midsize Company Stock Value Fund	Mutual Fund (3,546 shares)	41,565
	Artisan Partners Midsize Company Stock
	Growth Fund	Mutual Fund (7,196 shares)	63,957
*	Cash Transaction Account	Cash	54

			43,242,179
	Employee loans receivable	Promissory notes, interest rates from 6% to 10.5%; maturity dates through August 2009	832,988
	Total		$44,075,167
	*Repesents party-in-interest transactions

SIGNATURES

The Plan. Pursuant to the requirements of Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Stifel, Nicolaus Profit Sharing 401(K) Plan
(Name of Plan)

Date: June 27, 2002	By /s/ Bernard N. Burkemper
Bernard N. Burkemper (Senior Vice-President / Review Committee)

STIFEL FINANCIAL CORP. AND SUBSIDIARIES

EXHIBIT INDEX

December 31, 2001

Exhibit Number	Description
23	Consent of Independent Accountant